

January 22, 2024

Irina Nashtatik
Chief Financial Officer
Nicholas Financial, Inc.
26133 US Hwy 19 North, Suite 300
Clearwater, FL 33763

> **Re: Nicholas Financial, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 10, 2024**
> **File No. 333-275704**

Dear Irina Nashtatik:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 11, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors, page 14

1.   The transactions contemplated in this S-4 would appear to result in Nicholas becoming a shell company, as defined by Securities Act Rule 405. Revise your risk factors section to discuss the risks to shareholders of owning a company that becomes a shell. Also, make changes to your disclosure to clarify if the Board considered shell company status in recommending the sale and redomestication.

Risks Relating to the Loan Portfolio Sale, page 15

2.   We note your response to prior comment 2. Please provide a revised response that clarifies, if true, that the Board did not consider the fair value analysis of the third-party expert in its meetings to consider the loan sale, or to recommend that shareholders approve the sale. Similarly, please confirm that the directors did not rely upon the fair

value analysis for purposes of the BCBCA for determining if they met their fiduciary duty.

3.   We note your response to prior comment 6 and reissue in part. We note your disclosure, on page 43, that "[a]ssuming closing of the Loan Portfolio Sale, [you] intend to explore strategic alternatives for the use of the net proceeds from the sale and seek to maximize the value of deferred tax assets, including net operating losses, available to the Corporation. The overall timeframe and structure of the Corporation's restructuring remains uncertain." We also note that the Board considered "alternatives and transactions involving the Corporation as a whole, such as a merger, reverse merger, sale of assets, strategic partnership or other business combination transaction, that would have a reasonable likelihood of providing value to [your] shareholders over time in excess of the amount, if any, the shareholders would receive in a liquidation." Revise this risk factor to clarify whether the board found any of these options viable and whether there are concrete plans to liquidate and distribute funds. Further, revise this risk factor to explain what exactly the board plans to do with the funds that are received upon the completion of the purchase agreement.

Where You Can Find More Information, page 52

4.   We note your response to prior comment 7 and reissue. Please revise this section to include the hyperlinks to the documents, including your 10-K and 10-Q's that were incorporated by reference on page 52. Please refer to Securities Act Rule 411.

          Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Finance

cc: Anthony D. Scioli, Esq.